METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004





                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page

Report of Independent Registered Public Accounting Firm                       2

Consolidated Balance Sheets as of December 31, 2004 and 2003                  3

Consolidated Statements of Operations
   for the years ended December 31, 2004, 2003 and 2002                       4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2004, 2003 and 2002                     5-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2004, 2003 and 2002                     7-8

Notes to Consolidated Financial Statements                                 9-26

                                      - 3 -
             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Metalink Ltd.

We have audited the accompanying consolidated balance sheets of Metalink Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
January 26, 2005

                     The accompanying notes are an integral part of the financial statements.

                                      - 9 -
                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS



                                                         December  31,
                                                  2 0 0 4         2 0 0 3
                                                       (in thousands)
ASSETS
Current assets
  Cash and cash equivalents                       $ 12,239        $ 16,225
  Short-term investments (Note 3)                   16,191          12,967
  Trade accounts receivable                          4,228           3,252
  Other receivables (Note 10)                        2,201             614
  Prepaid expenses                                     801             951
  Inventories (Note 4)                               4,861           4,434
     Total current assets                           40,521          38,443

Long-term investments (Note 3)                      22,639          35,013

Severance pay fund (Note 6)                          1,897           1,555

Property and equipment, net (Note 5)                 4,746           5,262

     Total assets                                 $ 69,803        $ 80,273

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                          $  2,323        $  1,651
  Other payables and accrued expenses (Note 10)      4,354           3,944
     Total current liabilities                       6,677           5,595

Commitments and contingent liabilities (Note 7)

Accrued severance pay (Note 6)                       2,836           2,377

Shareholders' equity (Note 8)
  Ordinary shares NIS 0.1 par value
    (Authorized - 50,000,000 shares, issued
     and outstanding
    20,174,748 and 19,855,317 shares as of
    December 31, 2004 and 2003, respectively)          603             596
  Additional paid-in capital                       130,134         129,005
  Deferred stock-based compensation                    (20)           (209)
  Accumulated other comprehensive income (loss)       (137)            268
  Accumulated deficit                              (60,405)        (47,474)
                                                    70,175          82,186
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2004 and 2003                      (9,885)         (9,885)
  Total shareholders' equity                        60,290          72,301

       Total liabilities and shareholders' equity $ 69,803        $ 80,273

                                  METALINK LTD.


                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                   Year ended  December 31,
                                                                      2 0 0 4              2 0 0 3              2 0 0 2
                                                                        (in thousands except share and per share data)

Revenues (Note 11)                                                    $  22,112            $  14,943              $  6,636
Cost of revenues (Note 11):
  Costs and expenses (excluding non-cash compensation of $36,
    $51 and $51, respectively)                                           11,637                7,787                4,589
  Royalties to the Government of Israel (Note 7)                            648                  388                  144
      Total cost of revenues                                             12,285                8,175                4,733


   Gross profit                                                           9,827                6,768                 1,903

Operating expenses:
  Gross research and development (excluding non-cash
    compensation of $40, $147 and $165, respectively)                    18,950               16,349                15,240
  Less - Royalty bearing and other grants                                 4,083                3,394                 3,213
  Research and development, net                                          14,867               12,955                12,027
  Selling and marketing (excluding non-cash compensation of
    $109, $236 and $233, respectively)                                    6,566                5,884                 4,814
  General and administrative (excluding non-cash compensation
    of $21, $178 and $350, respectively)                                  2,471                2,560                 2,884
  Non-cash compensation                                                     206                  612                   799
      Total operating expenses                                           24,110               22,011                20,524

   Operating loss                                                       (14,283)             (15,243)             (18,621)

Financial income, net                                                     1,352                1,684                2,283

   Net loss                                                           $ (12,931)           $ (13,559)           $ (16,338)

Loss per ordinary share:
  Basic                                                               $   (0.68)           $   (0.73)           $  (0.89)
  Diluted                                                             $   (0.68)           $   (0.73)           $  (0.89)

Shares used in computing loss per ordinary share:
  Basic                                                              19,140,706           18,638,398           18,407,190
  Diluted                                                            19,140,706           18,638,398           18,407,190



                                  METALINK LTD.

       STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                        (in thousands, except share data)

                                                                           Def-              Accum-
                                                                           erred             ulated              Total
                                                                 Addi-     stock-   Treas-   other               compre-
                                 Number of  Number of            tional    based    sury     comp-     Accum-    hensive
                                 outstanding treasury  Share     paid-in   compen-  stock    rehensive ulated    income
                                 shares      shares    capital   capital   sation  (at cost) income    deficit   (loss)     Total

      Balance at
         January 1, 2002         19,194,988  898,500    $580    $127,029   $(1,650) $(9,885)  $  -     $(17,577)    -        $98,497

      Changes during 2002:
      Exercise of employee          255,568     -          6         554         -     -         -          -       -           560
      options and shares
      Deferred stock-based
       compensation related to
       stock option grants
       to consultants                  -        -          -           4        (4)    -         -          -       -              -
      Cancellation of
        deferred stock-based           -        -          -          (9)        9     -         -          -       -              -
        compensation due to
        resignation of employees
      Amortization of deferred
         stock-based compensation      -        -          -           -       799     -         -          -       -            799
      Other comprehensive income:
        Unrealized gain
        on marketable securities       -        -          -           -         -     -        40          -        40           40
     Loss for the year                 -        -          -           -         -     -         -     (16,338) (16,338)    (16,338)
     Total comprehensive loss                                                                                  $(16,298)
      Balance at
         December 31, 2002       19,450,556  898,500     586     127,578      (846)(9,885)      40    (33,915)                83,558

      Changes during 2003:
      Exercise of employee
       options                      400,761     -         10       1,426         -     -          -       -           -        1,436
      Exercise of consultant
        options                       4,000     -          -          20         -     -          -       -           -           20
      Deferred stock-based
        compensation related to
        stock option grants
        to consultants                  -       -          -          12       (12)    -          -       -           -            -
      Cancellation of deferred
        stock-based compensation        -       -          -         (31)       31     -          -       -                        -
        due to  resignation
        of employees
      Amortization of deferred
         stock-based compensation       -       -          -           -       618     -          -       -           -          618
      Other comprehensive income:
        Unrealized gain on
        marketable securities           -       -          -           -         -     -         228      -          228         228
     Loss for the year                  -       -          -           -         -     -          -   (13,559)   (13,559)   (13,559)
     Total comprehensive loss                                                                                   $(13,331)
      Balance at
         December 31, 2003        19,855,317 898,500   $ 596    $129,005    $ (209)$(9,885)   $  268 $(47,474)              $ 72,301


                                  METALINK LTD.


   STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (CONT.)
                        (in thousands, except share data)


                                                                               Def-              Accum-
                                                                               erred             ulated              Total
                                                                   Addi-       stock-   Treas-   other               compre-
                                 Number of  Number of              tional      based    sury     comp-     Accum-    hensive
                                 outstanding treasury  Share       paid-in     compen-  stock    rehensive ulated    income
                                 shares      shares    capital     capital     sation  (at cost) income    deficit   (loss)    Total
      Balance at
         January 1, 2004     19,855,317   898,500      $   596     $ 129,005  $ (209)  $(9,885) $  268    $(47,474)    -    $ 72,301

      Changes during 2004:
      Exercise of employee
      options and shares        309,431     -            7         1,094          -         -       -           -      -       1,101
      Exercise of
      consultant options         10,000     -            -            18          -         -       -           -      -          18
      Deferred stock-based
       compensation related
       to stock option
       grants to consultants        -       -            -            17        (17)        -       -           -      -          -
      Amortization of
         deferred stock-based
         compensation               -       -            -             -        206         -       -           -      -        206
      Other comprehensive
        income:
        Unrealized loss on
marketable securities                -      -            -             -         -          -     (405)         -     (405)    (405)
     Loss for the year               -      -            -             -         -          -       -      (12,931) (12,931)(12,931)
     Total comprehensive loss                                                                                      $(13,336)
      Balance at
         December 31, 2004   20,174,748 898,500      $   603     $ 130,134   $ (20)    $(9,885)   $(137)  $(60,405)          $60,290



                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                Year ended December 31,
                                                                                        2 0 0 4         2 0 0 3         2 0 0 2
                                                                                                     (in thousands)

Cash flows from operating activities:
Net loss                                                                             $    (12,931)       $ (13,559)      $ (16,338)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                                                    1,359           3,008           4,244
Net cash used in operating activities                                                      (11,572)        (10,551)        (12,094)

Cash flows from investing activities:
Purchase of marketable debt securities and certificates of deposits                        (16,218)        (11,143)       (171,758)
Proceeds from maturity and sales of marketable debt securities and certificates of
  deposits                                                                                  24,189          29,296         177,342
Purchase of property and equipment                                                          (1,504)         (1,991)           (838)
Net cash provided by investing activities                                                    6,467          16,162            4,746

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of options, net                                1,119           1,456             560
Net cash provided by financing activities                                                    1,119           1,456             560


Increase (decrease)  in cash and cash equivalents                                           (3,986)          7,067          (6,788)
Cash and cash equivalents at beginning of year                                              16,225           9,158          15,946
Cash and cash equivalents at end of year                                                  $ 12,239        $ 16,225        $  9,158




                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                Year ended December 31,
                                                                                        2 0 0 4         2 0 0 3         2 0 0 2
                                                                                                     (in thousands)



Adjustments to reconcile net loss to net cash used in operating activities:

  Depreciation and amortization                                                           $  2,020        $  1,985         $ 3,033
  Amortization of marketable debt securities and deposit
   premium and accretion of discount                                                                 --------------
                                                                                               786             863             979
  Increase in accrued severance pay, net                                                       117             112              58
  Amortization of deferred stock-based compensation                                            206             618             799
  Capital loss                                                                                   -              96               -

Changes in assets and liabilities:

Decrease (increase) in assets:
  Trade accounts receivable                                                                   (976)         (2,216)            930
  Other receivables and prepaid expenses                                                    (1,449)            734              51
  Inventories                                                                                 (427)           (530)         (1,098)
Increase (decrease) in liabilities:
  Trade accounts payable                                                                       672             (99)            277
  Other payables and accrued expenses                                                          410           1,445            (785)

                                                                                          $  1,359        $  3,008        $  4,244



                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (in thousands, except share and per share data)
                                     - 28 -

NOTE 1       -GENERAL

              Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable, very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

NOTE 2       -SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

              A.     Use of Estimates in Preparation of Financial Statements

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

              B.     Financial Statements in U.S. Dollars

                     The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

                     Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

              C.     Principles of Consolidation

                     The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

              D.     Cash Equivalents

                     Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

------        -------------------------------

              E.     Marketable Debt Securities

                     The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").

                     Management determines the appropriate classification of the Company's investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

                     As of December 31, 2004 and 2003 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

              F.     Allowance for doubtful accounts

                     The allowance for doubtful accounts has been made on the specific identification basis.

              G.     Inventories

                     Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials, components and finished products - on the moving average basis. Work-in-process - on the basis of actual manufacturing costs.

              H.     Property and Equipment

                     Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

                     Computers and manufacturing equipment            3-7 years
                     Furniture and fixtures                         10-15 years

                     Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

------        -------------------------------

              H. Property and Equipment (Cont.)

                     The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

              I.     Revenue Recognition

                     The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The Company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

              J.     Research and Development Expenses

                     Research and development expenses, net of third-parties grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

              K.     Deferred Income Taxes

                     Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109").

              L.     Net Loss Per Ordinary Share

                     Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 753,515, 560,547 and 282,016 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2004, 2003 and 2002, respectively due to the anti-dilutive effect.

------        -------------------------------

              M.     Stock-based compensation

                     The Company accounts for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44 ("FIN 44"). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options.

                     Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2004, 2003 and 2002 in accordance with the provisions of SFAS No. 123 ("SFAS 123"), as amended by SFAS No. 148 "Accounting for Stock-Based Compensation" ("SFAS 148"), the Company's pro forma loss per share would have been as follows:

                                                                 2 0 0 4          2 0 0 3           2 0 0 2
                                                                               (in thousands)
Pro forma net loss
Net loss for the year, as reported                              $ (12,931)        $ (13,559)        $ (16,338)
Deduct - stock-based compensation
 determined under APB 25                                               79               284               464
Add - stock-based compensation
 determined under SFAS 123                                         (3,013)           (3,241)           (3,686)
Pro forma net loss                                              $ (15,865)        $ (16,516)        $ (19,560)


Basic and diluted net loss per share
As reported                                                       $ (0.68)          $ (0.73)          $ (0.89)
Pro forma                                                         $ (0.83)          $ (0.89)          $ (1.06)




                     For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2004, 2003 and 2002 (all in weighted averages):


                                                                                    2 0 0 4           2 0 0 3           2 0 0 2

                    Risk-free interest rate                                          3.33%             3.22%             2.60%
                    Expected life of options                                         5 year            5 year            5 year
                    Expected volatility                                               51%               57%               70%
                    Expected dividend yield                                           none              none              none


--------------------------------------------------------------------
NOTE 2       -SIGNIFICANT ACCOUNTING POLICIES (Cont.)
------        -------------------------------

              N.     Concentrations of Credit Risk

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

                     (i) As of December 31, 2004 and 2003, the Company had cash and cash equivalents, short-term and long-term investments totaling $51,069 and $64,205, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly-rated corporate bonds and U.S. quasi-governmental agencies. Accordingly, limited credit risk exists with respect to this item.

(ii) Most of the Company's revenues are generated in Asia, Europe and North America from a small number of customers (see Note 11). The Company generally does not require security from its customers. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2004 and 2003 the amount for doubtful accounts was $4.

              O.     Concentrations of Available Sources of Supply of Products

                     Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chipsets. While the Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chipsets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

              P.     Fair Value of Financial Instruments

                     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long term investments of the Company is usually identical or substantially similar to their carrying amounts.

------        -------------------------------

              Q.     Reclassification

                     Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

              R.     Effects of recently issued accounting standards

                     In November 2004 the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company's financial position and results of operations.

                     In December 2004, the FASB issued SFAS No. 123 (revised
                     2004) "Share Based Payments" ("SFAS 123(R)"). This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its authoritative interpretations. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

                     SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date.




NOTE 2       -SIGNIFICANT ACCOUNTING POLICIES (Cont.)
------        -------------------------------

R. Effects of recently issued accounting standards (Cont.)

                     Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.
                     Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company's future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

                     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.


NOTE 3       -INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

              A.     Short-term investments

                     Comprised as follows:

                                                             December 31,
                                                      2 0 0 4          2 0 0 3
                                                           (in thousands)


                    Corporate bonds                   $ 11,410          $ 5,514
                    Certificates of deposit              4,781            6,638
                    U.S. quasi-governmental agencies         -              815
                                                       $16,191         $ 12,967









NOTE 3       -INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS (Cont.)
------        ------------------------------------------------

              B.     Long-term investments

                     Comprised as follows:

                                                             December 31,
                                                        2 0 0 4          2 0 0 3
                                                            (in thousands)


                    Corporate bonds                   $ 11,111         $ 16,499
                    Certificates of deposit              5,966           18,514
                    U.S. quasi-governmental agencies     5,562                -
                                                      $ 22,639         $ 35,013

                     As of December 31, 2004 the aggregate maturities of marketable debt securities and deposits are as follows:

                       Year                   (in thousands)
                       ----                   --------------
                      2006                       $ 20,220
                      2007                        $ 2,419


                     As of December 31, 2004 and 2003, all the investments are classified in accordance with SFAS 115 as available-for-sale.


NOTE 4       -INVENTORIES

              Comprised as follows:
                                                               December 31,
                                                       2 0 0 4          2 0 0 3
                                                              (in thousands)

             Raw materials and components             $ 1,983           $   709
             Work-in-process                               83               214
             Finished products                          2,795             3,511
                                                      $ 4,861          $  4,434

              The balances are net of write-downs of $607 and $844 as of December 31, 2004 and 2003, respectively.






NOTE 5       -PROPERTY AND EQUIPMENT

              Comprised as follows:

                                                                                                           December 31,
                                                                                                     2 0 0 4          2 0 0 3
                                                                                                          (in thousands)

             Cost:
              Computers and manufacturing equipment                                                   $12,749         $ 11,638
              Furniture and fixtures                                                                      676              550
              Leasehold improvements                                                                    1,131              864
                                                                                                      $14,556         $ 13,052

             Accumulated depreciation and amortization:
              Computers and manufacturing equipment                                                   $ 9,240          $ 7,364
              Furniture and fixtures                                                                      205              148
              Leasehold improvements                                                                      365              278
                                                                                                      $ 9,810          $ 7,790




NOTE 6       -ACCRUED SEVERANCE PAY, NET

              The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

              The severance pay expenses for the years ended December 31, 2004, 2003 and 2002 were $768, $697 and $538, respectively.

              The Company has no liability for pension expenses to its employees.



















NOTE 7       -COMMITMENTS AND CONTINGENT LIABILITIES

              A.     Royalties

(i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100%-150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of 4% for the first three years of product sales and 4.5% thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2004 was $19,053. The research and development grants are presented in the statements of operations as an offset to research and development expenses. The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project by project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project. Royalty expenses to the Government of Israel for the years ended December 31, 2004, 2003 and 2002 were $648, $388 and $144, respectively.

                     (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2004, 2003 and 2002 were $371, $231 and $80, respectively.

              B.     Lease Commitments

                     (i) The premises of the Company in Israel are rented under an operating lease agreement expiring in September 2010. In addition, the premises of the subsidiary in the United States are rented under two operating lease agreements: until March 2006, and until November 2006.

                            Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2004, are as follows:

                            Year                                (in thousands)

                            2005                                      $ 1,120
                            2006                                        1,008
                            2007                                          947
                            2008                                          947
                            2009 and thereafter                         1,657

                            The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel and in the United States totaling $233. Total rent expenses for the years ended December 31, 2004, 2003 and 2002 were $1,044, $983 and $936, respectively.

NOTE 7       -COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)
------        --------------------------------------

              B. Lease Commitments (Cont.)

                     (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2006. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $141 as of December 31, 2004. Lease expenses for the years ended December 31, 2004, 2003 and 2002, were $948, $716 and $732, respectively.


              C.     Legal Claim


                     In July 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court (the "Court") demanding that the Company issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that the Company release his managers insurance and continuing education fund. The Company filed a counterclaim against this former employee. In March 2001 the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order the Company issued 75,765 ordinary shares (which are held in trust) in favor of the former employee. In addition, in January 2002, the Company paid the former employee $16 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391 to the former employee (which the Company paid in September 2002).

                     In December 2003 the former employee filed a claim in the second phase of the arbitration in the amount of $3.9 million. The Company contested this claim and filed a claim for damages against the former employee in the amount of $950 and for a refund of the $435 already paid to him according to the foregoing judgment and of the $35 paid as statutory severance pay and reimbursement of travel expenses.



                     The parties failed to reach agreement as to identity of the arbitrators who will adjudicate the second phase of the arbitration and the former employee filed a motion petitioning the court to appoint an arbitrator. The Company filed a claim in which it seeks a declaratory judgment that the arbitration agreement between the parties and all the arbitration proceedings under it are null and void. The Company also filed its response to the motion for the appointment of an arbitrator. The former employee filed a statement of defense contesting the Company's claim.



                     The Company believes that the resolution of this matter will not have a material adverse effect on the results of operations, liquidity, or financial condition, nor cause a material change in the number of outstanding ordinary shares, but there can be no assurance that the Company will necessarily prevail, due to the inherent uncertainties in litigation.

NOTE 8       -SHARE CAPITAL

              A. In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the Over-the-counter market and are listed on the NASDAQ National Market. In March 2000, the Company completed a second public offering in the United States and issued 1,500,000 ordinary shares for net proceeds of $ 62,702. Since December 2000, the shares of the Company are also traded on the Tel-Aviv Stock
              Exchange.
                     In October 2000 and March 2001, the Board of Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000. Through December 31, 2003, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885.

              B.     Employee Stock Purchase Plan

                     During 2000, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing 2001 equal to the lesser of 140,000 shares or 3/4 % of the outstanding shares on such date or a lesser amount determined by the Board of Directors.
                     Any employee of the Company is eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25 in total value of stock in any one year. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31, 2010, unless terminated earlier by the Board of Directors. As of December 31, 2004, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are available for issuance.

              C.  Stock Options

                     (i) Under the Company's six Stock Option Plans (the "Plans"), up to 6,542,433 options approved to be granted to employees and directors of the Company or its subsidiary.

                     (ii) Pursuant to the Plans, as of December 31, 2004, an aggregate of 1,687,187 options of the Company are still available for future grants.

                     (iii) The options granted vest over periods of up to five years from the date of the grant, and most of them will expire after 10 years from the date of the grant. With respect to options granted at exercise prices below the fair market value of the underlying shares at the date of grant, deferred compensation is recorded and charged to earnings over the vesting period of the options in accordance with APB 25 and FIN 44.

------        --------------

              C. Stock Options (Cont.)

                     A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002 and changes during the years then ended are as follows:


                                                     December 31, 2004           December 31, 2003          December 31, 2002
                                                                Weighted                     Weighted                   Weighted
                                                                 average                     average                     average
                                                                exercise                     exercise                   exercise
                                                   Shares         price         Shares        price        Shares         price
                 Options outstanding at
                    beginning of year             3,144,079         $  6.63     3,685,626      $  6.59     3,666,381       $  7.00
                 Granted during year                688,855            5.03       244,250         6.09       360,447          3.27
                 Forfeited during year             (264,167)           6.63      (385,036)        9.09      (275,126)         8.79
                 Exercised during year             (252,064)           3.45      (400,761)        3.58       (66,076)         1.93
                 Outstanding at end of year       3,316,703            6.54     3,144,079         6.63     3,685,626          6.59

                 Options exercisable at end
                    of year                       2,443,491         $  6.91     2,349,473      $  6.69     2,218,214       $  6.52
                  Weighted average fair
                    value of options granted
                    during year                                    $   2.41                   $   3.16                    $   1.51


                     The following table summarizes information relating to stock options outstanding as of December 31, 2004:

                                                            Options outstanding                            Options exercisable
                                                                   Weighted
                                                 Number            average           Weighted            Number           Weighted
                                             outstanding at       remaining           average        exercisable at        average
                                              December 31,       contractual         exercise         December 31,        exercise
                     Exercise price               2004         life (in years)         price              2004              price

                       $ 0.00 - 2.66               285,217           13.21           $ 1.30               277,097           $ 1.26
                       $ 2.76 - 3.28               179,050            7.20             3.06               158,250             3.07
                       $ 3.39 - 4.00               434,580            4.15             3.90               415,680             3.92
                       $ 4.15 - 5.00               978,445            7.38             4.60               424,500             4.92
                       $ 5.04 - 7.00               302,360            8.79             6.54               179,160             6.75
                       $ 7.01 - 8.95               422,392            5.52             7.81               335,392             7.81
                       $ 9.00 - 22.06              714,659            5.45            13.02               653,412            13.00
                                                 3,316,703            6.93           $ 6.54             2,443,491           $ 6.91





NOTE 8       -SHARE CAPITAL (Cont.)
---------------------------

              D.     Options issued to consultants

                     In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2004, 233,460 options have been granted (9,460, 8,000 and 16,000 in 2004, 2003 and 2002, respectively) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $ 15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.6%-6.50%; volatility rate of 56.4%-108.9%; dividend yields of 0% and an expected life of one to five years. Compensation expenses of $127, $334 and $334 were recognized for the years ended December 31, 2004, 2003 and 2002, respectively.


NOTE 9       -TAXES ON INCOME

              A.     Taxation under Various Laws

                     (i) The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI. The Company's foreign subsidiaries are subject to the tax rules in their countries of incorporation.

(ii) "Approved enterprise"

                             The production facilities of the Company have been granted "approved enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2004, the period of benefits had not yet commenced.
                             Income derived from sources other than the "approved enterprise" is taxable at the ordinary corporate tax rate of 35% in 2004 (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 30% until 2007 (34% in 2005, 32% in 2006 and 30% in 2007).

                             In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.




NOTE 9       -TAXES ON INCOME (Cont.)
------        ---------------

              B.     Losses from Continuing Operations


                                                                                            Year ended December 31,
                                                                                  2 0 0 4          2 0 0 3           2 0 0 2
                                                                                                (in thousands)

                    Israeli company                                               $(12,454)         $(12,337)         $(15,109)
                    U.S. subsidiary                                                   (477)           (1,222)           (1,229)
                                                                                  $(12,931)         $(13,559)         $(16,338)


              C.     Theoretical Income Taxes


                     The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

                                                                                            Year ended December 31,
                                                                                  2 0 0 4          2 0 0 3           2 0 0 2
                                                                                                (in thousands)
                    Net loss as reported in the
                       consolidated statements of operations                      $(12,931)         $(13,559)         $(16,338)

                    Theoretical tax on the above amount (35% in 2004,
                        36% in 2003 and 2002)                                     $ (4,526)         $ (4,881)         $ (5,882)

                     Tax benefit arising from the approved
                       enterprise                                                    3,736             3,824             4,684
                    Increase in valuation allowance                                    896             1,014             1,161
                    Permanent differences, net                                        (106)               43                37

                    Effective income tax rate                                       $    -            $    -            $    -


              D.     Deferred Taxes

                     The main components of the Company's deferred tax assets are as follows:

                                                                                                         December 31,
                                                                                                   2 0 0 4           2 0 0 3
                                                                                                        (in thousands)

                    Net operating loss carry forwards in Israel                                      $  3,424          $  2,544
                    Net operating loss carry forwards of non-Israeli subsidiary                         1,322             1,344
                    Other reserve and allowances                                                          715               677
                           Total gross deferred tax assets                                              5,461             4,565
                    Less - Valuation allowance                                                          5,461             4,565
                           Total deferred tax asset                                                         $                 $
                                                                                                            -                 -


NOTE 9       -TAXES ON INCOME (Cont.)
------        ---------------

              D. Deferred Taxes (Cont.)

                     Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

                     Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

                     Tax loss carryforwards of the Company totaling $68,484 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

                     Tax loss carryforwards of a U.S. subsidiary totaling $3,887 expire between 2017 and 2021.

              E.     Tax Assessments

                     The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

NOTE 10      -SUPPLEMENTARY BALANCE SHEET INFORMATION

              A.     Other Receivables

                     Comprised as follows:

                                                                                                           December 31,
                                                                                                     2 0 0 4          2 0 0 3
                                                                                                          (in thousands)

                     Research and development participation from the Government of Israel             $ 1,387           $    -
                    Interest receivable on long- term investments                                         254              406
                     Loan to former employee (*)                                                          132              132
                     Tax authorities                                                                       94                -
                     Others                                                                               334               76
                                                                                                      $ 2,201           $  614

                     (*) Interest bearing loan granted to former employee under mediation and arbitration proceedings between the Company and the former employee. The loan is secured by a pledge of shares of the Company. For further details see Note 7C.





NOTE 10      -SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)
-------       ---------------------------------------

              B.     Other Payables and Accrued Expenses

                     Comprised as follows:

                                                                                                           December 31,
                                                                                                     2 0 0 4          2 0 0 3
                                                                                                          (in thousands)

                    Payroll and related amounts                                                       $ 2,687          $ 2,387
                    Accrued expenses                                                                    1,337            1,109
                    Royalties to the Government of Israel                                                 330              274
                    Others                                                                                  -              174
                                                                                                      $ 4,354          $ 3,944



NOTE 11      -SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

              A.     Geographic Information

                     The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.



                                                                                    Year ended December 31,
                                                                           2 0 0 4          2 0 0 3           2 0 0 2
                                                                                         (in thousands)
                     Revenues:
                     Korea                                                  $ 6,348           $ 2,370           $   45
                     United States                                            4,034             4,101            1,285
                     Israel                                                   2,520             1,842            3,170
                     Italy                                                    1,473             1,120              913
                     Mexico                                                      37             1,784                -
                     Other foreign countries (mainly European)                7,700             3,726            1,223
                                                                            $22,112           $14,943          $ 6,636


                                                                                        December 31,
                                                                           2 0 0 4          2 0 0 3           2 0 0 2
                                                                                         (in thousands)
                     Long-lived assets:
                     Israel                                                $  4,247           $ 4,785         $  4,781
                     United States                                              499               477              571
                                                                           $  4,746           $ 5,262         $  5,352




NOTE 11      -SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)
-------       -------------------------------------------------

              B.     Sales to Major Customers

                     The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):


                                                                                            Year ended December 31,
                                                                                   2 0 0 4           2 0 0 3          2 0 0 2

                   Customer A                                                            23%              (*)              (*)
                   Customer B                                                            12%              23%              (*)
                   Customer C                                                            10%              (*)              45%
                   Customer D                                                            (*)              17%              (*)
                   Customer E                                                            (*)              (*)              14%


                     (*) Less than 10%.

C.       Cost of Revenues:


                                                                                             Year ended December 31,
                                                                                    2 0 0 4          2 0 0 3           2 0 0 2
                                                                                                  (in thousands)

                     Materials and production expenses                               $ 9,464           $ 7,314          $ 4,110
                      Salaries, wages and  employee benefits                             329               318              402
                     Depreciation and amortization                                       468               536              412
                     Other manufacturing costs                                           529               385              356
                                                                                      10,790             8,553            5,280
                     Decrease (increase) in finished
                        products and work-in-process                                     847              (766)            (691)
                                                                                      11,637             7,787            4,589
                     Royalties to the Government of Israel                               648               388              144
                                                                                    $ 12,285           $ 8,175          $ 4,733




NOTE 12      -RELATED PARTIES

               Payroll and related amounts to related parties in 2004, 2003 and 2002 were $151, $147 and $406, respectively.